

Mail Stop 3720

December 14, 2015

Mr. Joseph P. Hannan
Senior Vice President, Treasurer and Chief
Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, NW, Suite 2300
Atlanta, GA 30305

> **Re:** **Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
> **File No. 000-24525**

Dear Mr. Hannan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Intangible assets, page 51

1. For each reporting unit that is at risk of failing step one of the goodwill impairment test, expand your disclosure in your critical accounting policies to provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. In addition to the information provided in the filing, provide the following information:

   - Description of key assumptions used and how the key assumptions were determined
   - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Form 10-Q for the quarterly period ended September 30, 2015

4. Intangible Assets and Goodwill, page 9

2. We note that you recognized a significant goodwill impairment charge in the third quarter of 2015. We note on page 52 of your 2014 10-K and on page 10 of the June 30, 201510-Q, that the fair value of reporting unit one exceeded its carrying value by 32% and 10%, respectively. We also note your disclosure in your September 30, 2015 10-Q that as a result of a sustained decline in the Company's stock price and operating results you performed an interim goodwill and broadcast licenses impairment assessment as of September 30, 2015. Please tell us in detail the factors that most contributed to the decline in your operating results and in the fair value of reporting unit one. In addition tell us whether these factors impacted reporting unit one only and why. In this regard, we note that reporting unit two has a significant amount of goodwill for which you did not recognize impairment. Also, tell us whether you expect this trend to continue and its expected impact on future operating results and liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications